Exhibit 99.1

(ASX CODE: SGM) (NYSE SYMBOL: SMS)

25 January 2012

Sims Metal Management Limited

FY12 Half Year Results Briefing

Conference Call

Sims Metal Management Limited will release its FY12 half year results to:

•	Australian Securities Exchange on the morning of Friday, 17 February 2012; and

•	New York Stock Exchange on the evening of Thursday, 16 February 2012.

Sims Metal Management Limited will present the results via Conference Call only. You will have the ability to listen to the briefing, as well as ask questions, via the Conference Call.

FY12 Half Year Results Briefing

FROM AUSTRALIA

Date: 17 February 2012

Time: 9:00 am (Eastern Daylight Time)

FROM UNITED STATES

Date: 16 February 2012

Time: 4:00 pm (Central Standard Time) / 5:00 pm (Eastern Standard Time)

Live Q&A’s — via Conference Call

Questions will be taken at the conclusion by way of Conference Call — Dial in numbers for the Conference Call are as follows:

•	Australia — 1800 801 825

•	United States — 1855 298 3404

•	International — +61 2 8524 5042

•	Conference ID — 2915133

If you wish to participate via the Conference Call, you are encouraged to dial in approximately 5-10 minutes prior to the commencement of the briefing.

Live and Archived Audio Webcast

Live and archived Audio Webcast will be available through our website. Please click on the link at http://www.simsmm.com.

For further information contact

Daniel Strechay

Group Director — Communications & Public Relations

Tel: +1 212 500 7430